Contact

www.linkedin.com/in/manuelcolom
(LinkedIn)
ux.cm/portfolio/ (Portfolio)
calendly.com/uxcm/manu-call-30-
min (Other)

Top Skills

Creative Direction

Start-up Leadership

Start-up Ventures

Languages

English (Full Professional)

French (Native or Bilingual)

Patents

Methods and systems for managing
an electronic calendar

Reverse Tagging of Images in
System for Managing and Sharing
Digital Images

User interfaces for electronic
calendar systems

Calendaring techniques and systems

Methods and apparatuses for
controlling the appearance of a user
interface

Manuel Colom

Co-founder and CXO
San Francisco Bay Area

Summary

I design for dreamers, shaping retention.

As Co-Founder of SkinBit, my focus is on pioneering preventative
solutions in the cancer space, currently steering our startup through
a critical seed funding phase.

Reflecting on my tenure as Director of UX Design at Yummly,
the mentorship of a talented team of eight and the successful
deployment of a comprehensive design system across multiple
platforms stand as testaments to my leadership in design operations
and creative direction. The skills honed there now fuel my mission to
transform SkinBit into a leader in cancer prevention.

_____

Experience

SkinBit
Co-Founder
April 2024 - Present (1 year 2 months)
Los Angeles Metropolitan Area

Skinbit is a cutting-edge cancer prevention startup based in Los Angeles,
currently finalizing its seed funding round. Please reach out if you're interested
in investing.

Yummly
Director of UX Design
June 2021 - March 2024 (2 years 10 months)
United States

Managed and mentored a team of 8 designers. Revamped design operations
to accelerate iteration pace.Championed and implemented a design system to
serve iOS,
Android and Web platforms.

Fahey Associates
COO

December 2019 - January 2021 (1 year 2 months)
United States

Orchestrated and managed the transition of a one-person business to a small 10-employee company. Recruitment, ops workflows implementation, brand identity design, and coffee making (all-inclusive).

Fairjungle
VP Design
September 2017 - December 2019 (2 years 4 months)
Paris

Managed the ideation and prototyping of a business travel SaaS and mobile app. Managed the design team and implemented a design system and the company website.

ux.cm
User Experience Consultant
June 2017 - December 2019 (2 years 7 months)
Worldwide

Helped European startups and design teams to translate their value proposition into UX, from ideation to design system governance.

Blippar
Lead of UX design
September 2016 - March 2017 (7 months)
London, United Kingdom

Managed the London-based UI-UX team to define Blippar next B2C mobile product (Black Project).
Context: "In November 2016, Blippar launched its self-service suite of AR creation tools. This is the first time that Blippar has made its technology publicly available to developers and others, letting them tap into Blippar's Computer Vision API and attach their own augmented reality experiences to real-world objects.

duperfly.com & foxy.city
Founder
September 2014 - August 2016 (2 years)
Europe

Duperfly Project (app) · Foxy City (media) will bring valuable information, tips and carefully selected good addresses. By setting up blind test protocols, interviews, research and curation, our team will provide reliable data for the most demanding travelers and locals alike.

We'd like to be the guide for the new breed, both demanding and uncorrupted, bold and awe-inspiring: Just like you?

Fotopedia
8 years 1 month

VP Design
September 2012 - October 2014 (2 years 2 months)
Paris Area, France

Managed the UX team. Designed the UX for the multi-awarded Fotopedia iOS Products (TechCrunch Best Tablet Application 2011, Apple "Hall of Fame", crowd-sourced content endorsed by National Geographic, the UNESCO World Heritage Center, the World Bank, Flipboard). Designed the strategy to merge crowd sourced content and advertising within a Snackable Story Format.

Co-Founder & Design Director
October 2006 - September 2014 (8 years)

Fotopedia was launched in June 2009 by five former Apple employees: Jean-Marie Hullot, Bertrand Guiheneuf, Manuel Colom, Sébastien Maury and Olivier Gutknecht.
Members could create photo-driven articles which include Wikipedia and Google Maps information.[3] They were able to add a limited number of photos per day resulting in a high-quality selection of photos.[4] The range of topics varied widely from precise locations, music bands or species to countries and famous people — https://en.wikipedia.org/wiki/Fotopedia

Apple Inc.
Visual Designer
2001 - 2006 (5 years)

Designed the GUI of iSync and iCal (the first post-Internet calendar: multi-calendars and sharing features) and parts of Spotlight, plus various unreleased Apple black projects. Learned so much about the fundamentals of UX and HI design, thanks to the incredible mentors and Designers I have met there.

Henzai
Co-Founder & Visual Designer
May 2000 - January 2001 (9 months)

Henzai's goal was to provide a Graphical User Environment for phones on top of Embedded Linux. The company wrote a version of Gtk drawing directly to Linux framebuffer, supporting anti-aliasing and transparency.

Education

Université de Nantes

DEUG Equivalent, biology